GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

October 11, 2010

Michael F. Johnson

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

HotelPlace, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment One

File No.: 333-168925

Dear Mr. Johnson:

Enclosed is Pre-Effective Amendment One to the above Registration Statement. The changes are made in response to staff comments to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated September 15, 2010.

Cover Page

1.

The Company determined that the funds should be held in my escrow account and not in its own business account despite the fact that there is no minimum number of securities that must be sold.  In essence, the Issuer wanted me to oversee all subscriptions and thereafter deal with the Transfer Agent regarding delivery of stock certificates.  The Escrow Agreement previously filed as Exhibit 99.2 incorrectly made reference to minimum offering.  Accordingly, the Escrow Agreement is being re-filed as Exhibit 99.2a

Prospectus Summary

2.

We have made the requested disclosures as same appear in 4th paragraph to “Prospectus Summary”.

Management’s Discussion and Analysis or Plan of Operation

Liquidity

3.

We have made the requested disclosures in the new 2nd paragraph to “Liquidity”.  Similar expanded information appears in the new section entitled “Business-Timing”.

Directors, Executive Officers, Promoters and Control Persons

4.

We have made the requested disclosures.

Where You Can Find More Information

5.

The statements in this section referring to proxy statements have been corrected and a new 2nd paragraph inserted. Risk Factor #32 covers these reporting risks to investors and has been edited to make clear that the Issuer has no current plans to file a Form 8A and does not intend to become a 12g Company.

Financial Statements

Note 7 – Subsequent Events

6.

The requested change has been made.

Recent Sales of Unregistered Securities

7.

This section has been expanded as requested.

Item 17. Undertakings

8.

This section has been revised so as to indicate only such Undertakings as are applicable to Issuer.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

HotelPlace, Inc.

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